UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                               001-39597

SEC FILE NUMBER

                                 612657 106

CUSIP NUMBER

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Montes Archimedes Acquisition Corp.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

724 Oak Grove Ave, Suite 130

City, State and Zip Code:

Menlo Park, CA 94025

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Montes Archimedes Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” (“SPACs”) (the “Public Statement”). In the Public Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on SPACs’ balance sheets as opposed to equity. Since their issuance on October 9, 2020, the Company’s warrants to purchase common stock (the “Warrants”) were accounted for as equity within the Company’s balance sheets and, based on its application of Financial Accounting Standards Board Accounting Standard Codification Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40”), the Company’s statement of operations did not include subsequent non-cash changes in estimated fair value of the Warrants. The views expressed in the Public Statement were not consistent with the Company’s historical interpretation of specific provisions within its warrant agreement, dated as of October 6, 2021 (“warrant agreement”), and its application of ASC 815-40 to the warrant agreement. After discussion and evaluation, including with the Company’s registered public accounting firm and the audit committee of the Board of Directors of the Company, and taking into consideration the Public Statement, the Company concluded that its warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in its statement of operations for each reporting period.

The Company previously filed restated financial statements as of December 31, 2020, and for the period from July 6, 2020 (inception) through December 31, 2020 in Amendment No. 1 to its Annual Report on Form 10-K (the “Restatement”), which was filed with the SEC on May 14, 2021.

As a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to file the Quarterly Report by the prescribed due date of May 17, 2021 without unreasonable effort or expense. The Company does, however, expect to file the Quarterly Report by May 24, 2021 (as the fifth calendar day after such prescribed due date is a Saturday).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Maria C. Walker	(650)	384-6558
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of errors in the Company’s financial statements related to the accounting treatment of the Warrants, as well as the effect of the revision on any periodic SEC filings, including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects. See “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Montes Archimedes Acquisition Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Maria C. Walker
			Name:	Maria C. Walker
			Title:	Chief Financial Officer